EXHIBIT 12

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
                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                        FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND
                    FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1994 (a)
                    ------------------------------------------------------
                                   (Millions of dollars)

                                                     For the Three                   Years Ended December 31,
                                                      Months Ended       ------------------------------------------------
                                                     March 31, 1995      1994       1993       1992       1991       1990
                                                     --------------      ----       ----       ----       ----       ----

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-92                      $  514     $1,409     $1,392     $1,707     $1,744     $2,448
Dividends from less than 50% owned companies
   more or (less) than equity in net income                     (1)        (1)        (8)        (9)         5         (7)
Minority interest in net income	                                17         44         17         18         16         12
Previously capitalized interest charged to
   income during the period                                      8         29         33         30         23         16
                                                            ------     ------     ------     ------     ------     ------
         Total earnings                                        538      1,481      1,434      1,746      1,788      2,469
                                                            ------     ------     ------     ------     ------     ------

Fixed charges:
   Items charged to income:
      Interest charges                                         154        594        546        551        644        676
      Interest factor attributable to operating
         lease rentals                                          29        118         91         94         76         58
      Preferred stock dividends of subsidiaries
         guaranteed by Texaco Inc.                              10         31          4          -          -          -
                                                            ------     ------     ------     ------     ------     ------
         Total items charged to income                         193        743        641        645        720        734

   Interest capitalized	                                         6         21         57        109         80         50
   Interest on ESOP debt guaranteed by Texaco Inc.               4         14         14         18         26         38
                                                            ------     ------     ------     ------     ------     ------
         Total fixed charges                                   203        778        712        772        826        822
                                                            ------     ------     ------     ------     ------     ------

Earnings available for payment of fixed charges             $  731     $2,224     $2,075     $2,391     $2,508     $3,203
   (Total earnings + Total items charged to income)         ======     ======     ======     ======     ======     ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis                                3.60       2.86       2.91       3.10       3.04       3.90
                                                            ======     ======     ======     ======     ======     ======

(a)  Excludes discontinued operations.

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